FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

Date: March 16, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Regarding the Effects of the Japan Earthquake on KYOCERA Group Operations

March 16, 2011

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group (Tel: +81-75-604-3500)

Regarding the Effects of the Japan Earthquake on KYOCERA Group Operations

The Kyocera Group offers our heartfelt condolences to the people in Japan affected by the March 11 earthquake and tsunami, and we offer our sincere wishes for their recovery.

Effects of the earthquake on Kyocera Group operations are listed below (as of March 15, 2011 Japan time).

1.	Employee safety

The safety and whereabouts of all employees of the Kyocera Group have been confirmed.

2.	Effects on production facilities

(Northeastern region of Japan)

KYOCERA Corporation, Fukushima Tanagura Plant (Higashi-shirakawa, Fukushima Pref.)

Production items: PHS handsets and base stations

Damage: Partial damage to the building and equipment

Production status: Partial production resumed from March 15

KYOCERA Chemical Corporation, Koriyama Plant (Koriyama City, Fukushima Pref.)

Production items: Organic materials

Damage: Partial damage to the building and equipment

Production status: Due to impact on utility infrastructure, production is currently suspended

KYOCERA KINSEKI Yamagata Corporation (Higashine City, Yamagata Pref.)

Production items: Quartz crystal components

Damage: Partial damage to the building and equipment

Production status: Due to impact on utility infrastructure, production is currently suspended

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(Eastern region of Japan)

KYOCERA Chemical Corporation, Kawaguchi Plant (Kawaguchi City, Saitama Pref.)

Production items: Organic materials

Damage: Partial damage to the building and equipment

Production status: Production resumed from March 15

KYOCERA Chemical Corporation, Kawasaki Plant (Kawasaki City, Kanagawa Pref.)

Production items: Organic materials

Damage: Partial damage to the building and equipment

Production status: Production resumed from March 15

KYOCERA Chemical Corporation, Moka Plant (Moka City, Tochigi Pref.)

Production items: Organic materials

Damage: Partial damage to the building and equipment

Production status: Production to be resumed from March 16 (planned)

KYOCERA KINSEKI HERTZ Corporation (Hachioji City, Tokyo)

Production items: Quartz crystal components

Damage: No damage to the building or equipment

Production status: Production unaffected

KYOCERA OPTEC Co., Ltd., Main Plant (Ome City, Tokyo)

Production items: Optical components

Damage: No damage to the building or equipment

Production status: Production to be resumed from March 16 (planned)

KYOCERA OPTEC Co., Ltd., Chigase Plant (Ome City, Tokyo)

Production items: Optical components

Damage: No damage to the building or equipment

Production status: Production to be resumed from March 16 (planned)

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3.	Effects of planned rolling power outages

There is a possibility of effects on production depending on the implementation of planned rolling power outages.

4.	Impact on business performance

The impact of the earthquake and subsequent planned rolling power outages on business performance is currently being investigated along with other factors including the status of business partners.

In the event that a significant impact on business performance is foreseen, a report will be made at the earliest possible time.

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